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                       FARM BUREAU LIFE INSURANCE COMPANY
            5400 University Avenue, West Des Moines, Iowa 50266-5997

                 UNIVERSAL GUARANTEED INSURABILITY OPTION RIDER

          This rider is a part of the policy to which it is attached.

                            SECTION 1 - DEFINITIONS

1.1  YOU OR YOUR

     means the person whose life is insured under the policy.

1.2  EFFECTIVE DATE

     means the date shown for this rider on page 3 of the policy.

                         SECTION 2 - GENERAL PROVISIONS

2.1  OPTION BENEFIT

     The owner may increase the specified amount of insurance on your life without proof of insurability on each of the option dates, if the policy and this rider are in force with all needed monthly deductions paid.

     Such purchase is subject to the following rules:

     a) The owner must send us a written request, on our form, and pay the monthly deductions on or before the option date.

     b)   The policy date of the increase will be the option date.

     c) In no event will the increase in specified amount become effective unless you are living on the option date.

     d) The increase in specified amount will not exceed the basic amount of this rider.

     e) Each option will expire if not used on or before its option date. The expiration will not affect future options.

     f) The monthly deductions for the increased amount will be based on your sex, attained age and rate class on the option date.

     g) The increased amount will be subject to the same exceptions, exclusions and restrictions, if any, as this policy.

     h) The increased amount will not be effective unless the net cash value on the option date is sufficient to pay monthly deductions for the policy plus the increased amount.

     i) We will send the owner a new policy data page 3 showing the new specified amount following exercise of an option.

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     j)   The increased amount will be subject to the first year per $1,000 charges shown in the policy.

2.2  AMOUNT OF THIS RIDER

     The amount of this rider is shown on page 3 of the policy.

2.3  OPTION DATES

     Option dates will be the policy anniversaries on which your age is 22, 25, 28, 31, 34, 37 and 40. Use of the advance purchase option will cancel the next unused option.

2.4  ADVANCE PURCHASE OPTION

     If the policy and this rider are in force with all needed deductions paid, the owner may make immediate use of the next unused option within 60 days of the following:

     a)   your marriage;

     b)   the birth of each living child to you during your lifetime; or

     c)   upon your legal adoption of a child.

     Use of the advance purchase option is subject to the same rules which apply to any other option benefit plus the following:

     a)   The next option date will be cancelled.

     b) In the event of a multiple birth, the specified amount of the new policy may be increased to an amount equal to the amount of this rider times the number of live children born.

     c)   You must send us proof of such marriage, birth or adoption.

     d) The increased amount under this option will not be effective unless the net cash value on the effective date of such increase is sufficient to pay monthly deductions for the policy plus the amount of the increase resulting from the exercise of this option.

     e) The effective date of the increase will be the monthly deduction day coinciding with or next following the date the signed request was received in the Home Office.

     If you die without using an advance purchase option during the 60 days it is available, a death benefit will be paid equal to the amount that would have been paid had the owner exercised such option.

2.5  TERMINATION

     All rights and benefits under this rider will terminate on the earliest of:

     a)   the policy anniversary on which you are age 40;

     b)   you die;

     c)   the owner requests that the policy or rider be cancelled;

     d) the grace period specified in the policy ends without payment of the monthly deductions;

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     e)   the continuation of the policy in force under a cash value option; or

     f)   conversion, expiry, maturity or termination of the policy.

2.6  POLICY PROVISIONS APPLY

     All provisions of the policy not in conflict with this rider will apply to this rider. In the event of a conflict between the provisions of the policy and this rider, the provisions of this rider will prevail.

                SECTION 3 - MONTHLY DEDUCTIONS AND REINSTATEMENT

3.1  MONTHLY DEDUCTIONS

     The monthly deductions for this rider as shown below are to be deducted on the same dates, in the same manner, and under the same conditions as the monthly deductions for the policy to which this rider is attached. Monthly deductions for this rider are due until this rider terminates. Any monthly deductions deducted after termination, as provided in this rider, will not continue this rider in force and will be refunded.

     The monthly deductions for this rider are based on your attained age at the beginning of each policy year. The following table shows the monthly deduction per $1,000 of rider amount based on your attained age at the beginning of each policy year.

                     TABLE OF GUARANTEED INSURABILITY OPTION
                       MONTHLY DEDUCTION RATES PER $1,000
                               FOR STANDARD CLASS

ATTAINED     MALE      FEMALE    ATTAINED      MALE      FEMALE
  AGE        RATE       RATE       AGE         RATE       RATE
  0          .01        .01        20          .06         .04
  1          .02        .02        21          .06         .04
  2          .02        .02        22          .06         .04
  3          .02        .02        23          .07         .05
  4          .02        .02        24          .07         .05
  5          .02        .02        25          .07         .06
  6          .02        .02        26          .08         .06
  7          .03        .02        27          .08         .06
  8          .03        .02        28          .08         .06
  9          .03        .02        29          .08         .07
 10          .03        .02        30          .08         .07
 11          .03        .02        31          .08         .07
 12          .03        .02        32          .09         .07
 13          .04        .02        33          .09         .08
 14          .04        .03        34          .09         .08
 15          .04        .03        35          .09         .08
 16          .04        .03        36          .09         .09
 17          .04        .03        37          .10         .10
 18          .05        .03        38          .12         .12
 19          .05        .03        39          .14         .13

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3.2  REINSTATEMENT

     This rider may be reinstated along with the policy subject to the requirements of the policy and the following:

     a) You must provide proof of your good health and insurability satisfactory to us.

     b) All unpaid monthly deductions must be paid with interest. We will set the interest rate, but it will not exceed 6% per year.

     /s/ Edward M Weiderstein
                    President